

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

November 12, 2015

<u>Via E-mail</u>
Mr. Anthony Domalski
Chief Financial Officer
Sotherly Hotels Inc.
Sotherly Hotels LP
410 West Francis Street
Williamsburg, VA 23185

> **Re: Sotherly Hotels Inc.**
> **Sotherly Hotels LP**
> **Form 10-K for the fiscal year ended December 31, 2014**
> **Filed April 14, 2015**
> **File No. 001-32379 (Sotherly Hotels Inc.)**
> **File No. 001-36091 (Sotherly Hotels LP)**

Dear Mr. Domalski:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information in the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Accounting Branch Chief
Office of Real Estate and
Commodities